Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

February 1, 2012 and the Prospectus dated April 6, 2009

Registration No. 333-158424

VENTAS REALTY, LIMITED PARTNERSHIP

VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.

$600,000,000 4.25% Senior Notes due 2022

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$600,000,000

Final Maturity Date:	March 1, 2022

Public Offering Price:	99.214%, plus accrued and unpaid interest, if any, from February 10, 2012

Coupon:	4.25%

Yield to Maturity:	4.347%

Benchmark Treasury:	2.00% due November 15, 2021

Benchmark Treasury Yield:	1.847%

Spread to Benchmark Treasury:	T+250 bps

Interest Payment Dates:	September 1 and March 1, commencing September 1, 2012

Optional Redemption:

The redemption price for notes that are redeemed before December 1, 2021 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, plus (ii) a make-whole premium (T+40 bps).

The redemption price for notes that are redeemed on or after December 1, 2021 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. UBS Securities LLC

Co-Managers:	KeyBanc Capital Markets Inc. RBC Capital Markets, LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

CUSIP / ISIN:	92276M AX3 / US92276MAX39

Denominations:	$1,000 x $1,000

Trade Date:	February 1, 2012

Settlement Date:	February 10, 2012 (T+7)

Form of Offering:	SEC Registered (Registration No. 333-158424)

Other:

After giving effect to the sale of the notes offered hereby and the application of the net proceeds therefrom as if each had occurred on September 30, 2011, we would have had approximately $6.3 billion of outstanding indebtedness (including capital lease obligations but excluding unamortized fair value adjustment and unamortized commission fees and discounts).

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuers and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Barclays Capital Inc. by telephone at 888-603-5847 or via email at barclaysprospectus@broadridge.com, Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing: prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by telephone: 212-834-4533 (collect); or Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at 800-294-1322 or via email at dg.Prospectus_Requests@baml.com.